Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 26, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 26, 2007, entitled "Statoil complete acquisition of North American Oil Sands Corporation ".

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-4 (File No. 333-141445) and Form F-3 (File No. 333-143339) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Statoil complete acquisition of North American Oil Sands Corporation

Statoil (OSE: STL, NYSE: STO) announced today it has received final approval of the acquisition of North American Oil Sands Corporation (NAOSC) from the Minister of Industry under the Investment Canada Act.

As of 5:00 p.m. (Calgary time) on June 25, 2007, all of the conditions to the Offer by Statoil Canada Limited to acquire all of the securities of NAOSC were satisfied, with approximately 98 % of the NAOSC shares having been validly deposited to the Offer. Statoil Canada Limited has taken up all such shares and will pay for such shares on or before June 28, 2007. Statoil Canada Limited has also exercised its statutory rights of compulsory acquisition under the Business Corporations Act (Alberta) to acquire the remaining NAOSC securities that were not deposited to the Offer.

The total transaction value is approximately CAD 2.2 billion, equivalent to about USD 2 billion.

In connection with the approval under the Investment Canada Act, Statoil Canada Limited made commitments to the Minister of Industry, which highlight the significant net benefit to Canada that will result from the acquisition. These include Statoil Canada Limited's commitment to making significant investments to develop NAOSC's oil sands operations and proposed bitumen upgrader and also utilizing its expertise in managing complex, integrated projects and applying technology solutions to NAOSC's operations, all of which will increase the certainty of the successful development of NAOSC's oil sands operations.

Statoil chief executive Helge Lund said:
“We are very pleased with having received the authorities’ approval for this major acquisition. Statoil is committed to developing NAOSC's oil sands operations. We will build on NAOSC's knowledgebase and competence held by its employees in addition to applying our own expertise in going forward,” said Mr Lund.

“The acquisition of NAOSC represents a significant step in the development of Statoil's long-term production. The entry into Canada and the oil sands is an important strategic move to develop a heavy oil portfolio and to strengthen Statoil's marketing position in North America” added Mr Lund.

Through the acquisition, Statoil gains access to 275,200 acres (1,110 square kilometers) of oil sands leases located in the Athabasca region of Alberta, north-east of Edmonton, one of the largest heavy oil provinces in the world.

First production is planned for late 2009/early 2010 from the Leismer demonstration project. It will have a capacity of 10,000 barrels of produced bitumen per day. The portfolio is expected to yield more than 200,000 barrels per day at the end of next decade.

Further information:
Press
Rannveig S. Stangeland, public affairs manager, Statoil ASA, telephone
+47 48 12 59 78/+47 51 99 26 42

Investor relations
Lars Troen Sørensen, senior vice president investor relations, Statoil, telephone
+47 90 64 91 44

Geir Bjørnstad, vice president, US investor relations, Statoil, telephone
+1 203 978 69 50

FORWARD LOOKING STATEMENTS

This announcement contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil’s oil and gas production forecasts; production costs and other measures; targets with respect to participation in drilling and exploration activities; plans for future development and operation of projects; expected exploration and development activities or expenditures; expected start-up dates for projects and operatorships; expected gains from the sale of assets; expected acquisitions or dispositions of assets; expected receipt of regulatory and other approvals required for acquisitions and mergers and expected closings of transactions are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends” and “believes”. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil’s business, is contained in Statoil’s 2006 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil’s web site at www.statoil.com.

STATOIL ASA (Registrant)
Dated: June 26, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer